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Smartlogik Group plc Strategic Review (25/1/02)


London, 25 January 2002 - Smartlogik Group plc (LSE: SLK: NASDAQ: SLGK), ("Smartlogik" or the "Company") the knowledge products company, issues the following statement.

Following the fund raising in June 2001, the Board has remained fully committed to building its revenue pipeline and supporting its clients in a sales and marketing capacity. Whilst progress to date has been encouraging, the economic climate has nevertheless been challenging.

Following the acquisition of the assets of Insight Technologies which advanced the product strategy and capital value of the product portfolio, the Company believes there is an opportunity to significantly restructure and reduce costs in the technical and development areas of the business. In addition, recent experience suggests that further scope exists to restructure and save costs by switching to an indirect sales model through resellers. Consequently the Company has started to reduce its cost base as a result of these restructuring initiatives. The Directors believe that these cost reductions and the move to a reseller strategy will have a positive impact on reducing the current rate of cash utilisation within the business but will not compromise either the service delivery to customers or the ability to generate new contracts. As at 31 December 2001 the Company had net cash balances of approximately (Pounds)4m.

However, notwithstanding these actions, and whilst the Board remains of the view that the business model has a long term future, the timeline required to get to a point of long term viability will not, without either significant contract wins or the securing of additional funds, be attained within the available current net cash resources.

As a result, and recognising that shareholder value needs to be maximised, the Board has appointed BDO Stoy Hayward Corporate Finance to assist and advise it through an immediate strategic review process. Given the existing cash constraints within the business (whilst recognising the opportunity to realise its commercial prospects) this process will consider options which include, but are not limited to, evaluating whether additional funding can and should be secured for the Company as well as the possible sale or merger of the Company.

- Ends -

Enquiries:

Smartlogik Group plc
Stephen Hill, Chief Executive
Elizabeth Brittain, Head of Marketing
020 7930 6900

BDO Stoy Hayward Corporate Finance
Alex White, Partner
Yvonne Beirne, Director
020 7486 5888

Hogarth Partnership Ltd
John Olsen, Partner.
Tom Leatherbarrow, Associate Director
020 7357 9477

This statement contains certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information which has been, or in the future may be, included in reliance on the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's 2001 Annual Report and Form 20-F and other documents filed with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.'